COLUMBIA FUNDS VARIABLE INSURANCE TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

617.772.3265

April 28, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the Trust)
Columbia Asset Allocation Fund, Variable Series
Columbia Federal Securities Fund, Variable Series
Columbia International Fund, Variable Series
Columbia Large Cap Growth Fund Variable Series
Columbia Large Cap Value Fund, Variable Series
Columbia Mid Cap Value Fund, Variable Series
Columbia Money Market Fund, Variable Series
Columbia S&P 500 Index Fund, Variable Series
Columbia Small Cap Value Fund, Variable Series
Columbia Small Company Growth Fund, Variable Series
Columbia Strategic Income Fund, Variable Series (collectively, the Funds)

Registration File Nos.: 811-05199 and 033-14954

Dear Ladies and Gentlemen:

In connection with the registration of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting for filing on EDGAR, pursuant to Rule 485(b) of the 1933 Act, Post-Effective Amendment No. 32 under the 1933 Act and Amendment No. 34 under the 1940 Act to the Trust’s Registration Statement on Form N-1A.

The purpose of this filing is to update the financial statements and to effect other non-material changes in the Prospectuses and Statement of Additional Information of the Funds, each a series of the Trust.

If you have any questions or comments, please do not hesitate to contact the undersigned at the number set forth above.

Very truly yours,

/s/ PETER T. FARIEL

Peter T. Fariel

Assistant Secretary

Columbia Funds Variable Insurance Trust

One Financial Center

Boston, MA 02111